Filed by F.N.B. Corporation

(SEC Registration Statement No. 333-186159)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Annapolis Bancorp, Inc.

The following information was provided to employees of Annapolis Bancorp, Inc. on February 28, 2013:

Annapolis Bancorp &

F.N.B. Corporation Merger

Frequently Asked Questions and Answers

February 26, 2013 Round 3

General

1. How many hours constitute full-time?

Standard work hours for non-exempt employees equal 37.5 hours per week and standard work hours for exempt employees equal 40 hours per week. You must work at least 35 hours per week to be considered full-time.

2. Will we receive an employee handbook?

Annapolis Bancorp employees will have access to the F.N.B. handbook upon the merger date.

3. Does F.N.B. have a dress code?

F.N.B. has a personal appearance policy that provides guidelines for professional dress, business casual dress (every Friday) and dress that is not appropriate for the office. The F.N.B. personal appearance policy is in the Employee Handbook. Also, F.N.B. will periodically designate charity campaign days where employees can “dress down” and wear jeans if they make a charity contribution. Additionally, F.N.B. logo wear is encouraged for business casual days.

4. Does F.N.B. require employees to make sales calls? If so, how often and how many?

F.N.B. does require both internal and external customer contact initiatives to support: (1) our exceptional commitment towards staying in touch with our customer’s needs and (2) our desire to grow the business in each of the individual community locations we serve.

Internally, each branch will receive well-developed customer contact lists for telephone follow-up. From an external perspective, each Branch Manager will be coached and supported in the development of targeted calling opportunities as existing customers, prospective customers, and centers of influence. F.N.B.’s strong reputation as a “trusted advisor” is a by-product of our Managers reaching out to various customer groups.

Please be assured that comprehensive sales and service training is forthcoming as a specific step in this conversion piece.

General - continued

5. Does F.N.B. provide employees with “no service charge” checking and savings accounts?

F.N.B. offers one free employee account. Employees can choose either an interest bearing checking account or a regular savings account tied to their automatic payroll deposit.

6. What Core operating system does F.N.B. use?

Fiserv Premier (ITI) - core processing.

7. What are the specifics of F.N.B.’s Tuition Reimbursement Program?

F.N.B. Corporation does provide education assistance for eligible part-time and full-time employees interested in furthering their education.

In order to be considered for assistance, employees must have completed their introductory period, and must have a satisfactory performance rating on their last appraisal. An employee would not be eligible if there has been any corrective action within the past six months.

An application is submitted two weeks prior to the course start date. Course curriculum should be directly related to the employee’s present job or should enhance the potential for advancement within the company.

Non-business courses or courses that management does consider eligible will not be reimbursed. Not all courses related to a business degree program are necessarily eligible.

Employees are not paid for their time to attend the course.

Once approved, the maximum of $1,500 for each undergraduate course will be paid and $2,000 will be paid for each graduate course. The maximum reimbursement per employee per year would be $6,000 for undergraduate courses and $10,000 for graduate courses.

Employment

1. If we are employed with F.N.B., will our length of service be carried over?

Upon merger date, length of service does carry over for purposes of vacation and short-term disability programs. It also carries over for the vesting of the 401(k) plan.

2. If the merger impacts my job, can I file for unemployment?

The State of Maryland determines individual eligibility for unemployment benefits. Eligibility for unemployment can be determined by contacting your local unemployment office for additional information.

3. What criteria will be used to determine who will remain employed?

One of the reasons for the strength and success of F.N.B. is having exceptional employees who are passionate about meeting the needs of our customers. Our employee selection process is based upon this principle and the recognition that employees must possess the skills and capabilities that are required to adequately serve customer needs. We will assess this on an individual employee/position basis.

4. How will my personal employment information transition over to F.N.B.?

We will be asking that all employees complete an application so that we can include the level of education, previous experience, training and any certifications in the F.N.B. Human Resources Information System.

5. What training will be offered to branch personnel on F.N.B. products and marketing of them, and what venue will be used to accomplish that training?

We do have a formal Training Department with skilled trainers who will provide hands-on process and skills training for Tellers, Head Tellers, Managers, New Account Opening Processes, Loan Processes, and Product/Service training to name a few. Training will be conducted in the Annapolis Bancorp footprint. The training schedule has not been finalized at this point in time.

6. Will F.N.B. interview all BankAnnapolis employees?

Representatives from the F.N.B. Human Resources department will be meeting with each employee to review documents and can at that time gather any additional experience and position interest information that the employee would like to share.

Benefits

1. When does medical coverage end if someone is not offered employment by F.N.B.?

For those displaced, medical coverage will end on the day of separation from employment.

If you participate in the Health Insurance at Annapolis Bancorp, you will be entitled to 18 months of COBRA coverage with F.N.B.’s health care plan. We will hold meetings to explain this to any displaced employee who qualifies.

2. What benefit packages does F.N.B. offer? How much of the premium is the responsibility of the employee?

Details of the current F.N.B. benefit package will be communicated at the Employee Dinner Meeting.

3. Does F.N.B. pay an employee who does not take health care insurance?

F.N.B. offers 3 opt out days for those who do not take health insurance to be used and scheduled, just like vacation days.

4. What health care companies do you offer?

F.N.B.’s health care plans are administered by: Highmark Blue Cross/Blue Shield – Medical; United Concordia – Dental; and EyeMed (eff. 1/1/13) – Vision.

5. Can employees invest in F.N.B. stock via F.N.B.’s 401k plan?

Yes, F.N.B. Corporation common stock is an investment election. In addition, all company contributions, including the company match, are made in F.N.B. common stock.

6. Does F.N.B. offer group term life insurance coverage?

Yes. F.N.B. does offer 2 times annual salary in group term life insurance to all full-time employees at no cost to the employee.

7. Does F.N.B. also have short term disability?

Yes, F.N.B. has a short term disability program. Details of this program will be communicated at the Employee Dinner Meeting.

8. What criteria determine eligibility for the health insurance plan?

Any full-time employee who works a minimum of 35 hours per week is eligible for health insurance.

Benefits - continued

9. Does F.N.B. offer Medicare benefits if I retire?

Once you reach Medicare age (65), we currently offer access to a Medicare supplement plan called “Freedom Blue.” If you elect this option, you will be billed directly from Highmark for this product.

10. Will F.N.B. be offering any type of assistance with typing and/or reviewing our resumes?

F.N.B. will offer professional Outplacement Services, which includes a finalized resume suitable for a job search.

11. Will I be able to rollover my BankAnnapolis 401(k)?

Yes, your BankAnnapolis 401(k) is eligible for rollover once an approval of termination of this plan is made.

12. Will BankAnnapolis employees have the same AFLAC representative they currently have?

Yes, the current AFLAC representative will remain the same.

13. On what date will all of our BA insurance terminate including LTD/STD and Life/ADD, Medical, Dental, Vision, AFLAC, etc.?

The merger date is when benefits go into effect with the exception of medical, dental and vision which will be May 1st due to the agreement to have the BankAnnapolis insurance run until the end of April.

14. When will the F.N.B. insurance benefits begin? How much will they cost?

Medical, dental and vision will begin May 1st with F.N.B. The benefit costs were distributed at the employee meetings

January 30 & 31.

15. Are F.N.B. insurance payroll deducts done on a pre-tax basis?

Yes.

Benefits – (continued)

16. Current outstanding 401(k) loans, how will they be handled?

If you are staying with F.N.B. after the merger, you will have the opportunity to roll your loan over as long as you roll your entire balance to F.N.B.’s plan.

17. Is there a waiting period under the F.N.B. Dental insurance before major dental work can be performed?

There is no waiting period for BankAnnapolis employees.

18. Does F.N.B. have an STD/LTD plan and what is its start date?

STD starts on the merger date as long as you have been employed at least 90 days with BankAnnapolis.

19. If an employee leaves today and signed up for COBRA with BA, will the insurance stay with BA insurance or F.N.B. COBRA?

COBRA will be offered through F.N.B.

20. My last day is after May 1st. Here at BA we keep the insurance coverage to the end of the month. Will this be the same with F.N.B.?

F.N.B. stops benefits at midnight on day of separation.

21. When will I need to decide if I will use COBRA?

You have 60 days after separation to elect COBRA.

Paid Time Off (Vacation, Sick, Personal)

1. Does F.N.B. have personal days?

F.N.B. has 1 flex day (similar to a personal day) per year for all full-time employees.

2. Does F.N.B. allow employees to carry over unused vacation days from one year to the next?

F.N.B.’s vacation policy allows you to carry over up to a maximum of ten (10) vacation days. However, ten vacation days are required to be used each calendar year in order to carry over any additional days into the next year.

3. Do F.N.B. employees have to work the day before and the day after a holiday in order to receive the paid holiday?

Yes, you must work the day before and the day after the holiday, or use an approved paid time benefit before and/or after the holiday in order to be paid for the holiday.

4. Does F.N.B. have paid sick days?

F.N.B. allows 7 paid sick days for full-time employees and 5 paid sick days for part-time employees. Sick time for first year employees is pro-rated.

5. Does F.N.B. pay employees for unused sick days?

F.N.B. does not pay for unused sick days, nor can they be carried over.

6. What will happen to our Sick Pay Bank?

To help with the transition, F.N.B. will offer Bank Annapolis employees sick bank carryover up to 30 days of sick time to be used within two years of the closing date for STD/LTD leaves only.

7. Does F.N.B. have a “buy-back” provision for employees to purchase additional vacation days?

F.N.B. does not have a policy for “buying back” vacation days. The vacation policy does allow for some carry-over of days.

Paid Time Off (Vacation, Sick, Personal) - continued

8. Does F.N.B. operate the vacation schedule on a calendar year, or on each employee’s anniversary date? If my service anniversary occurs in the middle of the year, and in a particular year I move up a level on the vacation schedule, do I get the extra (5) days of vacation in that year, or in the next year?

F.N.B.’s vacation policy is based on a calendar year. If during the year you cross over an anniversary date that qualifies you for the next level of benefit, it is applied to the following calendar year.

9. When will the BA unused vacation hours be paid out, and will it be paid by BA or F.N.B.?

If your position is affected, your accrued and unused vacation will be paid out by BankAnnapolis in your last pay from BankAnnapolis.

If you are staying on with F.N.B., your accrued and unused vacation will be coordinated with the vacation policy at F.N.B. (Note: this was also discussed at the employee orientation meetings on February 20 and 21).

Payroll

1. How are full-time employees paid at F.N.B.?

All full-time employees are paid a semi-monthly salary on the 15th and the last day of the month, and are paid on a current basis (i.e., payment on the 15th of the month represents payment for the 1st through the 15th of the month, and payment on the last day of the month represents payment for the 16th through the last day of the month). If a pay day falls on a Saturday, Sunday or bank holiday, employees will be paid on the preceding business day.

2. Will the payroll checks from F.N.B. for regular pay be directly deposited into my existing payroll direct deposit account?

If you have a BankAnnapolis checking account, it will be converted to an F.N.B. checking account automatically on the date of conversion and regular pay will be directly deposited into that account. However, if you have a foreign checking account, regular pay will be in the form of a manual check mailed to your home address the day before payday.

3. When does the F.N.B. pay schedule start? How will it work for April since we are BA employees until the 6th?

The F.N.B. payroll starts April 6th with your first payroll from F.N.B. on April 15th.

Severance

1. How will severance pay be determined? Will severance packages be offered? If so, will they be based on years of service?

Severance pay is based upon the classification (Exempt or Non-Exempt) and length of service of the individual who is displaced.

Exempt – 2 weeks pay per full year of service; minimum - 4 weeks; with a maximum of 52 weeks.

Non-exempt – 1 week pay per full year of service; minimum - 2 weeks; with a maximum of 52 weeks.

2. How will I be paid severance (i.e., lump sum or over time)?

Severance pay will be paid over time, on each pay period until the total amount of severance due to the employee has been paid.

3. What dates are your number of weeks of severance pay based on which will be paid by F.N.B.? Is it based on the BA hire date and your termination date with F.N.B.?

Severance is calculated using the employee’s BankAnnapolis hire date and the separation date from F.N.B.

4. When will retention bonuses be paid by F.N.B.

Unless otherwise specified, retention bonuses will be paid in the first pay period following the separation date and as defined under the severance agreement.

5. Will you be able to have 401(k) taken out of the retention bonus?

Upon separation, the retention bonus is categorized as severance pay and is ineligible as earnings in the 401(k) plan.

6. Will retention bonuses be paid out in a lump sum or over a period of time?

Retention bonuses will be paid in a lump sum.

7. If we are offered a job at F.N.B., do we still get the retention bonus from BA?

Yes, if you were previously offered a retention bonus, you will still receive it.

Severance – (continued)

8. Will the floating holiday and personal day carry over from BA to F.N.B. after 4/25/2013? If so, do we have to use it in April or we would lose it if not taken prior to termination date or will we be paid out?

The BankAnnapolis floating holiday and personal day will not carry over nor will it be paid out.

9. What are the hours at headquarters that we will be working starting 4/5/2013 to the end of our employment?

The hours at the headquarters building will remain unchanged.

10. Once the merger date of 4/5/2013 occurs, will our 401(k) monies be transferred to the F.N.B. 401(k) plan until we are then terminated by F.N.B.

No, monies will not automatically transfer to F.N.B.’s plan. All employees will make their own independent decisions on their distribution. A packet of information will be sent out mid-March with options available to make elections for distribution.

11. Will we be accruing vacation hours during the time between the merger date and our termination date with F.N.B.?

Any accrued and unused vacation for affected employees will be paid out by BankAnnapolis in the last BankAnnapolis pay. No additional time will be accrued.

12. How soon after our termination will the severance pay start being paid by F.N.B.?

Severance payments will start on the first payroll date following receipt of a signed severance agreement and the completion of the 7 day revocation period.

Severance – (continued)

13. Exactly what kind of job placement assistance will F.N.B. be providing and when will it be available?

Outplacement Services will be offered to all affected BankAnnapolis employees. Specific outplacement information has been communicated with the severance agreements.

14. Will I be charged for a F.N.B. checking account while I am getting severance?

F.N.B. checking accounts will remain free from service charge for one year following the separation date.

15. Can I have my severance direct deposited into a non F.N.B. Bank?

Severance payments can be deposited into foreign Banks.

Additional Information About the Pending Merger with Annapolis Bancorp, Inc.

In connection with the pending merger, F.N.B. Corporation has filed a Registration Statement on Form S-4 (Registration No.

333-186159) with the SEC, which contains a proxy statement of Annapolis Bancorp, Inc. and a prospectus of F.N.B. Corporation.

SHAREHOLDERS OF ANNAPOLIS BANCORP, INC. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials, and any other documents F.N.B. Corporation and Annapolis Bancorp, Inc. have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents Annapolis Bancorp, Inc. has filed with the SEC by contacting Edward Schneider, Treasurer and Chief Financial Officer, Annapolis Bancorp, 1000 Bestgate Road, Suite 400, Annapolis, MD 21401, telephone: (410) 224-4455.

F.N.B. Corporation and Annapolis Bancorp, Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Annapolis Bancorp, Inc. shareholders in connection with the proposed merger. Information concerning such participants’ ownership of Annapolis Bancorp, Inc. common stock is set forth in the proxy statement/prospectus relating to the merger. This communication does not constitute an offer of any securities for sale.